                                                                    EXHIBT 99.2

 [LOGO]

 CELESTICA INC.
 SUPPLEMENTAL INFORMATION
 (in millions of US dollars, except per share amounts)
 (unaudited)


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                                                    Q3 2001    Q4 2001    Q1 2002    Q2 2002    Q3 2002    Q4 2002    Q1 2003
------------------------------------------------------------------------------------------------------------------------------------

 REVENUE                                            $2,203.0   $2,448.2   $2,151.5   $2,249.2   $1,958.9   $1,911.9   $1,587.4

 GAAP
 NET EARNINGS (LOSS)                                   (38.7)     (71.8)      39.7       40.4      (90.6)    (434.7)       3.4
 Gain on repurchase of convertible debt (GAAP only)        -          -          -          -        4.0        4.3        5.7
 Convertible debt accretion, net of tax                 (3.9)      (4.1)      (4.2)      (4.4)      (4.6)      (4.3)      (4.0)
                                                    --------------------------------------------------------------------------------
 Earnings (loss) available to shareholders - basic     (42.6)     (75.9)      35.5       36.0      (91.2)    (434.7)       5.1

 Earnings (loss) per share - basic                  $  (0.20)   $ (0.33)   $  0.15     $ 0.16     $(0.40)  $  (1.90)   $  0.02
                                                    --------------------------------------------------------------------------------

 Earnings (loss) per share - diluted (1)            $  (0.20)   $ (0.33)   $  0.15     $ 0.16     $(0.40)  $  (1.90)   $  0.02
                                                    --------------------------------------------------------------------------------
                                                    --------------------------------------------------------------------------------
 Weighted average number of shares (in millions)
   outstanding - basic                                 218.1      227.1      229.8      230.2      230.1      229.0       227.0
               - diluted (1)                           218.1      227.1      236.8      236.0      230.1      229.0       230.2

 Actual number of shares (in millions)
   outstanding - basic                                 219.9      229.7      230.1      230.3      229.4      228.6       222.3
                                                    --------------------------------------------------------------------------------
 ADJUSTED NET EARNINGS

 Net earnings (loss)                                 $ (38.7)   $ (71.8)    $ 39.7     $ 40.4    $ (90.6)  $ (434.7)   $   3.4
 Adjustments:
 Amortization of intangible assets                      32.2       35.1       22.0       21.7       29.0       23.2       12.4
 Integration costs related to acquisitions              10.0        2.6        3.9       10.2        3.0        4.0          -
 Other charges                                          79.6      136.5          -          -      136.4      541.4       (1.6)
 Income tax effect of above                            (18.4)     (26.9)      (2.2)      (2.9)     (26.9)     (95.3)      (1.4)
                                                    --------------------------------------------------------------------------------
 Adjusted net earnings (loss)                         $ 64.7     $ 75.5     $ 63.4     $ 69.4     $ 50.9     $ 38.6     $ 12.8
                                                    --------------------------------------------------------------------------------
                                                    --------------------------------------------------------------------------------
        As a percentage of revenue                      2.9%       3.1%       2.9%       3.1%       2.6%       2.0%       0.8%

 ADJUSTED NET EARNINGS (LOSS) FOR EPS CALCULATION       64.7       75.5       63.4       69.4       50.9       38.6       12.8
 Convertible debt accretion, net of tax                 (3.9)      (4.1)      (4.2)      (4.4)      (4.6)      (4.3)      (4.0)
                                                    --------------------------------------------------------------------------------
 Adjusted net earnings (loss) available to
   shareholders - basic                                 60.8       71.4        59.2      65.0       46.3       34.3        8.8

 Adjusted net earnings (loss) per share - basic       $ 0.28     $ 0.31      $ 0.26    $ 0.28     $ 0.20     $ 0.15     $ 0.04
                                                    --------------------------------------------------------------------------------
                                                    --------------------------------------------------------------------------------
 Adjusted net earnings (loss) per share - diluted (2) $ 0.27     $ 0.31      $ 0.26    $ 0.28     $ 0.20     $ 0.15     $ 0.04
                                                    --------------------------------------------------------------------------------

 EBITDA

 Net earnings (loss)                                  $(38.7)    $(71.8)     $ 39.7    $ 40.4     $(90.6)     $(434.7)  $  3.4
 Income taxes                                           (7.9)     (14.7)        8.1       8.3      (18.6)       (89.0)     0.7
                                                    --------------------------------------------------------------------------------
 EBT                                                   (46.6)     (86.5)       47.8      48.7     (109.2)      (523.7)     4.1
 Integration costs related to acquisitions              10.0        2.6         3.9      10.2        3.0          4.0        -
 Other charges                                          79.6      136.5           -         -      136.4        541.4     (1.6)
                                                    --------------------------------------------------------------------------------
 EBT                                                    43.0       52.6        51.7      58.9       30.2         21.7      2.5
 Interest expense (income), net                         (5.1)       3.2         1.7       1.4       (1.1)        (3.1)    (3.4)
                                                    --------------------------------------------------------------------------------
                                                   --------------------------------------------------------------------------------
 EBIT                                                   37.9       55.8        53.4      60.3       29.1         18.6     (0.9)
 Amortization of intangible assets                      32.2       35.1        22.0      21.7       29.0         23.2     12.4
                                                    --------------------------------------------------------------------------------
 EBIAT                                                  70.1       90.9        75.4      82.0       58.1         41.8     11.5
                                                        3.2%       3.7%        3.5%      3.6%       3.0%         2.2%     0.7%
                                                    --------------------------------------------------------------------------------
 EBITDA                                              $ 121.6      $149.8     $131.3    $137.2    $ 111.2       $ 90.0   $ 54.8
                                                    --------------------------------------------------------------------------------
                                                    --------------------------------------------------------------------------------
                                                        5.5%        6.1%       6.1%      6.1%       5.7%         4.7%     3.5%
                                                    --------------------------------------------------------------------------------


(1) 2001-Q3, Q4 and FY, 2002-Q3, Q4, Q3 YTD and FY; 2003-Q2, Q3 and Q3 YTD,
    excludes options and convertible debt as they are anti-dilutive due to the losses. 2002-Q1, Q2; 2003-Q1, excludes convertible debt as it is anti-dilutive.
    Convertible debt accretion must be deducted from net earnings to calculate diluted EPS, when the convertible debt is anti-dilutive.

(2) Adjusted net earnings per share - diluted
    For Q3, Q4 and FY 2001, the diluted weighted average shares (in millions) for "Adjusted net earnings" is 235.7, 244.5 and 232.9, respectively.

    For Q1, 2002, the diluted weighted average shares for "Adjusted net earnings" is 247.1 million.

    For Q2, Q3, Q3 YTD, Q4, FY02 and Q1 03, the diluted weighted average shares (in millions) for "Adjusted net earnings" is 236.0, 234.9, 236.0, 232.8, 236.2 and 230.2, respectively, and excludes convertible debt as it is anti-dilutive.

    Q2, Q3 and Q3 YTD 2003, excludes options and convertible debt as they are anti-dilutive due to the losses.

    Convertible debt accretion must be deducted from net earnings to calculate diluted EPS, when the convertible debt is anti-dilutive.


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                                                    Q2 2003    Q3 2003    Q3 YTD 2002    Q3 YTD 2003    FY 2001     FY 2002
------------------------------------------------------------------------------------------------------------------------------------

REVENUE                                             $1,598.4   $1,634.8   $6,359.6     $4,820.5         $10,004.4   $8,271.6

GAAP
NET EARNINGS (LOSS)                                    (39.6)     (64.8)     (10.5)      (101.0)            (39.8)    (445.2)
Gain on repurchase of convertible debt (GAAP only)       4.2        5.5        4.0         15.4                 -        8.3
Convertible debt accretion, net of tax                  (3.5)      (4.4)     (13.2)       (11.9)            (15.0)     (17.5)
                                                    --------------------------------------------------------------------------------
Earnings (loss) available to shareholders - basic      (38.9)     (63.7)     (19.7)       (97.5)            (54.8)    (454.4)

Earnings (loss) per share - basic                    $ (0.18)   $ (0.30)     (0.09)     $ (0.45)           $ (0.26)  $ (1.98)
                                                    --------------------------------------------------------------------------------
Earnings (loss) per share - diluted (1)              $ (0.18)   $ (0.30)     (0.09)     $ (0.45)           $ (0.26)  $ (1.98)
                                                    --------------------------------------------------------------------------------
                                                    --------------------------------------------------------------------------------
Weighted average number of shares (in millions)
  outstanding - basic                                  218.0      211.8      230.0        218.9              213.9     229.8
              - diluted (1)                            218.0      211.8      230.0        218.9              213.9     229.8

Actual number of shares (in millions)
  outstanding - basic                                  213.3      209.6      229.4        209.6              229.7     228.6
                                                    --------------------------------------------------------------------------------
                                                    --------------------------------------------------------------------------------
ADJUSTED NET EARNINGS

Net earnings (loss)                                 $ (39.6)   $ (64.8)    $ (10.5)    $(101.0)           $ (39.8)  $(445.2)

Adjustments:
Amortization of intangible assets                      12.1       12.0        72.7        36.5              125.0      95.9
Integration costs related to acquisitions                 -          -        17.1           -               22.8      21.1
Other charges                                          21.6       49.1       136.4        69.1              273.1     677.8
Income tax effect of above                             (6.2)      (0.1)      (32.0)       (7.7)             (60.5)   (127.3)
                                                    --------------------------------------------------------------------------------
Adjusted net earnings (loss)                        $ (12.1)    $ (3.8)      183.7        (3.1)             320.6     222.3
                                                    --------------------------------------------------------------------------------
                                                    --------------------------------------------------------------------------------
   As a percentage of revenue                         -0.8%      -0.2%        2.9%       -0.1%               3.2%      2.7%


ADJUSTED NET EARNINGS (LOSS) FOR EPS CALCULATION      (12.1)      (3.8)      183.7        (3.1)             320.6     222.3
Convertible debt accretion, net of tax                 (3.5)      (4.4)      (13.2)      (11.9)             (15.0)    (17.5)
                                                    --------------------------------------------------------------------------------
Adjusted net earnings (loss) available to
   shareholders - basic                               (15.6)      (8.2)      170.5       (15.0)             305.6     204.8

Adjusted net earnings (loss) per share - basic      $ (0.07)   $ (0.04)     $ 0.74     $ (0.07)            $ 1.43    $ 0.89
                                                    -------------------------------------------------------------------------------
                                                    --------------------------------------------------------------------------------
Adjusted net earnings (loss) per
  share - diluted (2)                               $ (0.07)  $ (0.04)      $ 0.72     $ (0.07)            $ 1.38    $ 0.87
                                                    --------------------------------------------------------------------------------

EBITDA

Net earnings (loss)                                 $ (39.6)  $ (64.8)      $(10.5)    $(101.0)            $(39.8)  $(445.2)
Income taxes                                           (8.1)     (0.7)        (2.2)       (8.2)              (2.1)    (91.2)
                                                    --------------------------------------------------------------------------------
EBT                                                   (47.7)    (65.5)       (12.7)     (109.2)             (41.9)   (536.4)
Integration costs related to acquisitions                 -         -         17.1           -               22.8      21.1
Other charges                                          21.6      49.1        136.4        69.1              273.1     677.8
                                                    --------------------------------------------------------------------------------
EBT                                                  (26.1)     (16.4)       140.8       (40.1)             254.0     162.5
Interest expense (income), net                        (1.5)      (0.3)         2.0        (5.1)              (7.9)     (1.1)
                                                    --------------------------------------------------------------------------------
EBIT                                                 (27.6)     (16.7)       142.8       (45.2)             246.1     161.4
Amortization of intangible assets                     12.1       12.0         72.7        36.5              125.0      95.9
                                                    --------------------------------------------------------------------------------
EBIAT                                                (15.5)      (4.7)       215.5        (8.7)             371.1     257.3
                                                     -1.0%       -0.3%        3.4%       -0.2%               3.7%      3.1%
                                                    --------------------------------------------------------------------------------
                                                    --------------------------------------------------------------------------------
EBITDA                                              $ 28.3      $ 37.4      $379.7     $ 120.5            $ 563.8   $ 469.7
                                                    -------------------------------------------------------------------------------
                                                    --------------------------------------------------------------------------------
                                                      1.8%        2.3%        6.0%        2.5%               5.6%      5.7%
                                                    --------------------------------------------------------------------------------
